UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM F-X

APPOINTMENT OF AGENT FOR

SERVICE OF PROCESS AND UNDERTAKING

A.                                   Name of issuer or person filing (“Filer”):   SILVERCORP METALS INC.

B.                                     (1) This is [check one]

☒                                  an original filing for the Filer

☐                                    an amended filing for the Filer

(2) Check the following box if you are filing the Form F-X in paper in accordance with Regulation S-T Rule 101(b)(9)  ☐

C.                                     Identify the filing in conjunction with which this Form is being filed:

Name of registrant:   Silvercorp Metals Inc.

Form type:  Registration Statement on Form F-10 (the “Form F-10”)

File Number (if known): 333-168435

Filed by:  Silvercorp Metals Inc.

Date Filed (if filed concurrently, so indicate)   July 30, 2010 (filed concurrently)

D.                                    The Filer is incorporated or organized under the laws of BRITISH COLUMBIA and has its principal place of business at:

Suite 1378 - 200 Granville Street

Vancouver, BC Canada V6C 1S4

Telephone:  (604) 669-9397

E.                                      The Filer designates and appoints Corporation Service Company (“Agent”) located at 84 State Street, Boston MA 02109 (telephone: 617-227-9590) as the agent of the Filer upon whom may be served any process, pleadings, subpoenas, or other papers in

(a)                                  any investigation or administrative proceeding conducted by the Commission; and

(b)                                 any civil suit or action brought against the Filer or to which the Filer has been joined as defendant or respondent, in any appropriate court in any place subject to the jurisdiction of any state or of the United States or of any of its territories or possessions or of the District of Columbia, where the investigation, proceeding or cause of action arises out of or relates to or concerns any offering made or purported to be made in connection with the securities registered or qualified by the Filer on Form F-10 on July 30, 2010 or any purchases or sales of any security in connection therewith.  The Filer stipulates and agrees that any such civil suit or action or administrative proceeding may be commenced by the service of process upon, and that service of an administrative subpoena shall be effected by service upon such agent for service of process, and that service as aforesaid shall be taken and held in all courts and administrative tribunals to be valid and binding as if personal service thereof had been made.

F.                                      The Filer stipulates and agrees to appoint a successor agent for service of process and file an amended Form F-X if the Filer discharges the Agent or the Agent is unwilling or unable to accept service on behalf of the Filer at any time until six years have elapsed from the date the issuer of the securities to which such Forms and Schedules relate has ceased reporting under the Exchange Act.

The Filer further undertakes to advise the Commission promptly of any change to the Agent’s name and address during the applicable period by amendment of this Form, referencing the file number of the relevant form in conjunction with which the amendment is being filed.

G.                                     The Filer undertakes to make available, in person or by telephone, representatives to respond to inquires made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to the Form F-10, Schedules and offering statements related thereto; the securities to which the Form F-10, Schedules and offering statements relates; and the transactions in such securities.

SIGNATURES

The Filer certifies that it has duly caused this power of attorney, consent, stipulation and agreement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Vancouver, British Columbia, Canada, this 30th day of July, 2010.

SILVERCORP METALS INC.

By:	/s/ Lorne Waldman
Name:	Lorne Waldman
Title:	Corporate Secretary

This statement has been signed by the following person in the capacity indicated on July 28, 2010.

CORPORATION SERVICE COMPANY
as Agent for Service of Process for Silvercorp Metals Inc.

By:	/s/ Doreen S. Haeselin
Name:	Doreen S. Haeselin
Title:	Assistant Vice President